Exhibit 99.1
Press release

Brussels / 2 March 2017 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 4Q16 and FY16 versus the reference base reporting for the same period of last year. For a description of the reference base and important disclaimers please refer to pages 20 and 21.

Anheuser-Busch InBev reports fourth quarter and full year 2016 results

HIGHLIGHTS

●

Revenue: Revenue grew by 2.4% in FY16 and by 0.2% in 4Q16, with revenue per hl growth of 4.5% in FY16 and 3.9% in 4Q16. On a constant geographic basis, revenue per hl grew by 4.1% in FY16 and by 3.1% in 4Q16, driven by premiumization and revenue management initiatives, offset in part by the weak net revenues per hl in Brazil, as anticipated due to cycling a tough prior year comparable.

●

Volume: Total volumes declined by 2.0% in FY16, with own beer volumes down 1.4% and non-beer volumes down 6.2%. In 4Q16, total volumes declined by 3.3%, with own beer volumes down 3.0% and non-beer volumes down 4.4%. In the majority of our key markets, we saw improving market share trends.

●

Global Brands: Combined revenues of our three global brands, Budweiser, Stella Artois and Corona grew by 6.5% in FY16 and by 2.8% in 4Q16. Budweiser grew global revenues by 2.8%. Stella Artois and Corona also performed well in FY16 with global revenue growth of 6.3% and 14.3% respectively.

●

Cost of Sales (CoS): CoS increased by 1.8% in FY16 and by 4.6% on a per hl basis. On a constant geographic basis, CoS per hl increased by 4.4% in FY16. In 4Q16, CoS increased by 0.7% and by 5.2% on a per hl basis. On a constant geographic basis, CoS per hl increased by 5.3% in 4Q16.

●

EBITDA decreased marginally, down 0.1%, in FY16 to 16 753 million USD, held back by a very weak result in Brazil in the second half. EBITDA margin contracted by 92 bps to 36.8% in FY16. In 4Q16, EBITDA declined by 3.6% to 5 248 million USD. Excluding Brazil, EBITDA grew by 6.3% in FY16 and 6.4% in 4Q16.

●

Net finance results: Net finance costs (excluding non-recurring net finance results) were 5 208 million USD in FY16 compared to 1 239 million USD in FY15, with the increase predominantly resulting from bond issuances in 1Q16, related to the funding of the SABMiller combination and a negative mark-to-market adjustment linked to the hedging of our share-based payment programs in 4Q16. In 4Q16, net finance costs were 2 037 million USD compared to an income of 34 million USD in 4Q15.

●

Income taxes: Income tax in FY16 was 1 613 million USD with a normalized effective tax rate (ETR) of 20.9%, compared to an income tax expense of 2 594 million USD in FY15 and a normalized ETR of 19.1%.

●

Profit: Normalized profit attributable to equity holders of AB InBev was 4 853 million USD in FY16 compared to 8 513 million USD in FY15, due to higher net finance costs and unfavorable currency translation. Normalized profit attributable to equity holders of AB InBev was 919 million USD in 4Q16, compared to 2 561 million USD in 4Q15.

●

Earnings per share: Normalized earnings per share (EPS) decreased to 2.83 USD in FY16 from 5.20 USD in FY15, and decreased to 0.43 USD in 4Q16 from 1.56 USD in 4Q15, both impacted 79% by unusual items as illustrated in figures 12 and 13.

●

Dividend: The AB InBev Board proposes a final dividend of 2.00 EUR per share, subject to shareholder approval at the AGM on 26 April 2017. When combined with the interim dividend of 1.60 EUR per share paid in November 2016, the total dividend for FY16 would be 3.60 EUR per share. A timeline showing the ex-coupon dates, the record dates, and the payment dates can be found on page 19.

●

Synergies: Between 1 April 2016 and 31 December 2016, 282 million USD of synergies and cost savings were realized in connection with the combination with SABMiller, in addition to the 547 million reported by SABMiller as of 31 March 2016. Our updated total synergy guidance can be found in the 2017 outlook.

●	2016 Full Year Financial Report is available on our website at www.ab-inbev.com.

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

Figure 1. Consolidated performance (million USD)
	FY15 Reported	FY15 Reference Base	FY16	Organic growth
Total Volumes (thousand hls)	457 317	502 246	500 242	-2.0%
AB InBev own beer	409 949	439 158	433 925	-1.4%
Non-beer volumes	44 103	58 521	61 906	-6.2%
Third party products	3 265	4 567	4 412	-8.9%
Revenue	43 604	46 928	45 517	2.4%
Gross profit	26 467	28 584	27 715	2.8%
Gross margin	60.7%	60.9%	60.9%	24 bps
Normalized EBITDA	16 839	18 145	16 753	-0.1%
Normalized EBITDA margin	38.6%	38.7%	36.8%	-92 bps
Normalized EBIT	13 768	14 882	13 276	-2.9%
Normalized EBIT margin	31.6%	31.7%	29.2%	-162 bps

Profit attributable to equity holders of AB InBev	8 273		1 241
Normalized profit attributable to equity holders of AB InBev	8 513		4 853

Earnings per share (USD)	5.05		0.72
Normalized earnings per share (USD)	5.20		2.83

	4Q15	4Q15	4Q16	Organic
	Reported	Reference Base		growth
Total Volumes (thousand hls)	111 424	156 353	159 439	-3.3%
AB InBev own beer	98 524	127 733	123 975	-3.0%
Non-beer volumes	12 147	26 565	33 444	-4.4%
Third party products	754	2 055	2 020	-6.8%
Revenue	10 723	14 047	14 202	0.2%
Gross profit	6 692	8 809	8 795	0.0%
Gross margin	62.4%	62.7%	61.9%	-17 bps
Normalized EBITDA	4 313	5 619	5 248	-3.6%
Normalized EBITDA margin	40.2%	40.0%	37.0%	-152 bps
Normalized EBIT	3 539	4 653	4 148	-7.0%
Normalized EBIT margin	33.0%	33.1%	29.2%	-236 bps

Profit attributable to equity holders of AB InBev	2 287		400
Normalized profit attributable to equity holders of AB InBev	2 561		919

Earnings per share (USD)	1.40		0.21
Normalized earnings per share (USD)	1.56		0.43

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

Figure 2. Volumes (thousand hls)
	FY15	Scope	Organic	FY16	Organic growth
	Reference		growth		Total	Own beer
	Base				Volume	volume
North America	118 151	671	-1 932	116 890	-1.6%	-1.6%
Latin America West	61 096	-1 087	3 609	63 618	6.0%	5.9%
Latin America North	124 106	1 210	-7 304	118 012	-5.9%	-6.0%
Latin America South	34 009	41	-1 893	32 158	-5.6%	-2.1%
EMEA	69 158	7 859	-1 670	75 348	-2.4%	-1.4%
Asia Pacific	93 203	153	-1 079	92 278	-1.2%	-1.1%
Global Export and Holding Companies	2 522	-730	147	1 940	8.2%	3.9%
AB InBev Worldwide	502 246	8 118	-10 121	500 242	-2.0%	-1.4%

	4Q15	Scope	Organic	4Q16	Organic growth
	Reference		growth		Total	Own beer
	Base				Volume	volume
North America	27 316	186	-963	26 539	-3.5%	-3.5%
Latin America West	28 675	0	634	29 309	2.2%	1.3%
Latin America North	35 941	335	-2 388	33 888	-6.6%	-6.6%
Latin America South	10 065	2	-206	9 861	-2.0%	0.6%
EMEA	34 554	8 080	-1 431	41 204	-4.1%	-2.8%
Asia Pacific	19 071	-135	-881	18 055	-4.7%	-5.1%
Global Export and Holding Companies	729	-206	59	582	11.3%	2.4%
AB InBev Worldwide	156 353	8 262	-5 176	159 439	-3.3%	-3.0%

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

MANAGEMENT COMMENTS

In October 2016, we completed our combination with SABMiller, making us the first truly global brewer and one of the world’s leading consumer products companies. We are delighted to welcome the SABMiller team. Having now met many of our new colleagues, we are excited to work together and enthusiastic about the skills, passion, commitment and drive of our combined global talent base.

Achieving more together

The rationale for this transaction is simple. SABMiller was a great operator that shared our high performance standards and focus on delivering shareholder value. We believed that together, we could accomplish more than we could separately. Today, we are building on the strengths of both companies and anticipate that the result will be transformative – for our business and our ability to pursue our Dream of bringing people together for a better world.

We expect the combination to generate significant growth opportunities, benefitting our stakeholders. We now have operations in virtually every major beer market. We have strengthened our position in developing regions, with excellent growth prospects in Asia, Central and South America, and Africa, which will play a key role in our company going forward.

Our joint portfolio of more than 500 beers includes seven of the top 10 global beer brands and 18 brands that generate more than 1 billion USD in retail sales. By marketing our brands through a largely complementary distribution network, we will provide more choices for more consumers around the world.

This business combination is unique because it offers significant intellectual synergies, enabling us to share and integrate the best practices of both companies. We have developed a deep appreciation for the complementary knowledge, initiatives and ideas that our new colleagues bring to the table including:

–	comprehensive insights on expanding the beer category by making it more attractive to consumers on more occasions;
–	perspective on how consumption patterns evolve in developing regions and what that means for premiumization efforts; and
–	replicable models for unlocking the value of lager brands.

The integration process is well underway, and as a result we are updating our 2.45 billion USD synergy and cost savings expectation to 2.8 billion USD on a constant currency basis as of August 2016. Of the original total of 2.45 billion USD, 1.4 billion USD was announced by us as transaction synergies and 1.05 billion USD was previously announced by SABMiller as cost savings initiatives. From this total, 547 million USD was reported by SABMiller as of 31 March 2016, and 282 million USD was captured between 1 April 2016 and 31 December 2016. The balance of approximately 2.0 billion USD is expected to be captured in the next three to four years.

Finally, bringing together our innovation capabilities will enable us to introduce exciting new products. We have access to some of the world’s most important sports, music and other marketing properties, such as the FIFA World Cup, the NFL and prominent global music festivals, providing key opportunities to deepen consumer connections.

A challenging year for performance, with some bright spots

From a top-line growth perspective, FY16 was a difficult year, with net revenue increasing 2.4%. A challenging environment in Brazil has put pressure on the consumer and impacted our results. Many initiatives, including premiumization and the growth of returnable glass bottles in the off trade, have been well received, but Brazil beer volumes were down, revenues suffered and costs of sales rose compared with FY15 due to devaluation of the Brazilian Real. Excluding Brazil, net revenues increased by 4.0% in FY16.

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

Figure 3. Performance indicators excluding Brazil
	4Q16 Total	4Q16 AB InBev	FY16 Total	FY16 AB InBev
	AB InBev	(excl. Brazil)	AB InBev	(excl. Brazil)
Own Beer Volumes	-3.0%	-2.0%	-1.4%	-0.1%
Net Revenue	+0.2%	+2.4%	+2.4%	+4.0%
EBITDA	-3.6%	+6.4%	-0.1%	+6.3%

Our outlook on Brazil remains positive. We have been operating in the country for almost 30 years and understand that its long-term growth trajectory comes with inevitable periods of volatility. Favorable demographics, the closing of regional disparities in per capita incomes and consumer demand for innovative and premium products should help drive long-term growth. What’s more, we believe in taking advantage of the opportunities that arise in challenging environments. We never stop hiring talent, and Brazil’s economy has reinforced the opportunity to attract the best people as companies in general are recruiting less. We have also continued to invest in our brands in Brazil, reflecting our long-term commitment.

While Brazil had a tough year, our global story had a number of silver linings. We saw strong performances in other key markets, including double-digit top-line growth in Mexico, as well as gains in overall preference for our brands. In Europe, our top-line grew 4.5% over FY15, driven by the evolution of our premium brands. Meanwhile, the U.S. continued to gain traction and FY16 saw EBITDA growth of 2.2%. Despite a decline in Chinese beer industry volumes, we continued to make gains in market share and profitability.

We operate with an ownership mindset and believe management incentives must be aligned with shareholders’ interests. When we do not meet our objectives, we take responsibility for it. Performance has been disappointing in FY16, and as a result, most of the Executive Board of Management will not receive bonuses this year.

However, our ownership culture also allows us to take a long term view of our business. When we do not achieve our goals in a given year, we work hard to learn from it and find ways to improve. These are the times when leaders rise to the occasion, and when our culture is at its very best. In 2016, we laid a solid foundation, and now in 2017, our first full year as a new company, we will build a bridge from the old AB InBev to the company we aspire to be. Given our strong team, our capacity to learn and adapt, and a long track record of success, we are confident about our future.

Long-term focus on top-line growth

Delivering consistent, profitable top-line growth is our number one priority. Our initiatives focus around four key areas that will enable us to accelerate growth, invest in our future and deliver value to shareholders.

Growing our global brands: Building on the distinct image and positioning of Budweiser, Stella Artois and Corona to strengthen connections with consumers.

Premiumizing and invigorating beer: Generating more excitement about the beer category through our extensive portfolio of specialty and premium brands, supported by our marketing properties.

Elevating core lager: Focusing on this important segment to increase its appeal to more consumers on more occasions, with a special emphasis on engaging millennials through differentiated messaging and large-scale activations.

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

Developing the near beer segment: Enhancing the experience of consumers by providing innovative choices, including low- and no-alcohol beers.

Through focused effort in 2016, we made progress on these priorities. Revenues of our global brands grew by 6.5%. Budweiser global revenue grew 2.8% and is enjoying strong brand health around the world, particularly in China, Russia and Brazil. Stella Artois enjoyed continued strong top-line growth of 6.3%, and performed particularly well in the U.S. and South Korea. Corona, meanwhile, grew 14.3% globally and enjoyed double-digit revenue growth in 23 countries.

We also developed innovative solutions to connect with consumers and promote growth. We had activations around Budweiser and ten other brands at the 2016 Tomorrowland, one of the world’s largest electronic music festivals. We hosted 4 multi-sensory Stella Artois Le Savoir events in four cities that highlighted the brand’s strong connection with food. We also continued to build out our global craft beer portfolio and are working to leverage the scale of our organization to introduce these special beers to a broader audience.

Underpinning these commercial priorities is a recognition that we need to stimulate growth in the beer category. We will focus on bringing a new dynamic to core lager in more mature markets and in developing markets with attractive growth prospects and low per-capita consumption rates.

Building a better world

With our presence around the world, comes an opportunity to be a force for good. This is another area of alignment with our new colleagues, as both AB InBev and SABMiller already had powerful platforms to increase sustainability and help our communities thrive.

In October, we introduced our updated Better World platform, combining the best of both companies and aligning our environmental, social and community efforts around three core principles. Through our reach, resources and energy, we are addressing the needs of our communities by building:

A growing world, where everyone has the opportunity to improve their livelihood;

A cleaner world, where natural resources are accessible and safe for all; and

A healthier world, where every experience with beer is a positive one, for lives well lived.

We have made significant headway on key initiatives in support of these objectives:

●	Our 4e program has helped over 20,000 shopkeepers in six countries develop the skills they need to improve their business sustainability and quality of life;
●	Our SmartBarley program works with over 4,500 growers in nine countries to cultivate the highest quality barley with the best yields and lowest cost;
●	Stella Artois’ Buy a Lady a Drink program with water.org aims to tackle the global water crisis and has helped provide clean water to nearly 800,000 people in the developing world;
●	We continue to make progress on our Global Smart Drinking Goals, empowering consumers to make smart drinking choices and change behaviors by shifting social norms.

Growing our business the right way

As we expand globally, we encounter both opportunities and challenges. We are committed to maintaining the highest compliance standards and to growing our business the right way. We have built a strong global compliance team and integrated compliance targets into key aspects of our business. A global whistleblower line ensures our colleagues can anonymously voice concerns in a protected environment. We are also implementing initiatives, including technology solutions, to support a proactive compliance approach and minimize risk in some of our more challenging markets.

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

Working together toward a promising future

In 2017, we look forward to extending our iconic global brands to previously untapped markets and exploring new growth opportunities for our premium international portfolio and local champions.

As the leading brewer, we take our responsibility as a steward of the industry very seriously. Our approximately 200,000 colleagues in over 50 countries are inspired each day by our Dream-People-Culture platform to work together to generate excitement about our beers and create new consumption occasions. Building on our strong heritage, passion for brewing and expanded global presence, we will also continue to work to help farmers, retailers, entrepreneurs and communities thrive.

Together with our new colleagues, our ambition remains to build a company to last – not just for the next decade, but for the next 100 years.

2017 OUTLOOK

(i)

Top-line: While recognizing the increased volatility in some of our key markets, we expect to accelerate total revenue growth in FY17, driven by the solid growth of our global brands and strong commercial plans, including revenue management initiatives.

(ii)	Cost of Sales: We expect CoS per hl to increase low single digits on a constant geographic basis, despite unfavorable foreign exchange transactional impacts, and growth in our premium brands.

(iii)	Selling, General and Administrative Expenses: We expect SG&A to remain broadly flat, as we will continue to find savings in overhead to invest behind our brands.

(iv)

Synergies: We are updating our 2.45 billion USD synergy and cost savings expectation to 2.8 billion USD on a constant currency basis as of August 2016. From this total, 547 million USD was reported by SABMiller as of 31 March 2016, and 282 million USD was captured between 1 April 2016 and 31 December 2016. The balance of approximately 2.0 billion USD is expected to be captured in the next three to four years.

(v)

Net Finance Costs: We expect the average rate of interest on net debt in FY17 to be in the range of 3.5% to 4.0%. Net pension interest expenses and accretion expenses are expected to be approximately 30 and 150 million USD per quarter, respectively. Other financial results will continue to be impacted by any gains and losses related to the hedging of our share-based payment programs.

(vi)

Effective Tax Rate: We expect the normalized ETR in FY17 to be in the range of 24% to 26%, excluding any potential gains or losses on the hedging of our share-based payment programs. This guidance includes the impact of the change in country mix following the combination with SABMiller and the expected tax consequences of the funding of the combination.

(vii)	Net Capital Expenditure: We expect net capital expenditure of approximately 3.7 billion USD in FY17.

(viii)

Debt: Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the euro. Our optimal capital structure remains a net debt to EBITDA ratio of around 2x.

(ix)	Dividends: We continue to expect dividends to be a growing flow over time, although growth is expected to be modest given the importance of deleveraging.

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

BUSINESS REVIEW

In the United States, we estimate selling day adjusted industry STRs were down by 1.0% in FY16, and down 1.6% in 4Q16. Our own STRs were down 2.0% in FY16, and down 2.7% in 4Q16. Our STWs decreased by 1.7% in FY16, and by 3.6% in the quarter. We estimate our total market share, based on STRs, declined by approximately 50 bps in FY16 and in the quarter, which is a 15 bps trend improvement over FY15.

Both in 4Q16 and FY16 Bud Light STRs were down by mid-single digits and we estimate the brand’s share of total market was down 50 bps, with some share loss in the premium light segment. While Bud Light performance is not yet up to our expectations, we are encouraged by the positive results in the majority of states, where Bud Light market share trends improve. However, challenges remain in a few large and significant US states. In FY17, we expect the brand’s share performance to improve behind the newly launched “Famous Among Friends” campaign and increased focus behind music, sports and NFL activations.

Budweiser continued to strengthen its distinctive brand voice with the continuation of the “Brewed the Hard Way” campaign. The brand’s STRs declined by mid-single digits in the quarter and the full year, with an estimated total market share loss of 30 bps in 4Q16, and 25 bps in FY16. In FY17, the brand will continue to build off the success of big wins, like the “America” packaging and Cub’s World Series win while emphasizing the story of Budweiser’s founder, Adolphus Busch, which was debuted last month and was the most viewed Super Bowl 51 commercial.

Our portfolio of Above Premium brands continued to outperform the market in FY16, with STRs up by mid-single digits, leading to a gain of approximately 45 bps of total market share, based on our estimates. The strongest performances came from Michelob Ultra and Stella Artois. In terms of top beer brand performance, Michelob Ultra remains the largest share gainer in the US, now for seven consecutive quarters, while Stella Artois consistently places in the Top 5. Goose Island and our regional craft partners also gained share with combined double digit increases in STRs on the year.

Full year revenue was flat with lower volumes offset by revenue per hl growth, driven by both revenue management initiatives and favorable brand mix. Our US business delivered solid financial performance, expanding gross profit margin by 220 bps, the seventh consecutive year of margin growth. EBITDA grew by 2.2% to 5 554 million USD, with a margin expansion of 84 bps to 40.1%.

Our business in Mexico had another solid year, with strong volume growth following increased investment behind our core brands and further expansion in the North, as well as benefitting from a favorable macroeconomic environment. Bud Light and Victoria delivered particularly strong performances, fueled by successful brand activations. Based on our estimates, we gained approximately 20 bps of beer market share in FY16.

Revenue per hl growth of 2.2% in FY16 (1.7% in 4Q16) was predominantly driven by revenue management initiatives as well as packaging mix. Mexico EBITDA increased by 6.5% this year (8.4% in 4Q16) as a result of the strong top-line performance, which was partly offset by incremental investment behind our brands and unfavorable foreign exchange transactional hedges affecting cost of sales. Our full year EBITDA margin contracted by 213 bps.

In Brazil, FY16 financial results were very weak, as 4Q16 was another challenging quarter. Volume performance remained under pressure due to a challenging consumer environment, with declining real disposable income and the rising unemployment rate reaching its highest level since 1995. Revenue per hl increased sequentially between Q3 and Q4 by 17%, but declined 4.5% year-over-year, driven by a tough comparable and the growth of returnable glass bottles, that drives better margins despite lower net revenue per hl. EBITDA declined by 19.9% in FY16 (33.2% in 4Q16), driven by the weak top line performance and accentuated by the unfavorable foreign exchange transactional impact on cost of sales. We expect headwinds from the transactional foreign exchange to continue through the first half of FY17.

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Brussels / 2 March 2017 / 7.00am CET

We estimate that beer industry volumes declined by approximately 5.3% in FY16, and that our market share declined by 120 bps to 66.3%, based on Nielsen data. Despite the industry weakness and disappointing performance, we remain focused on building our business for the long term, and using our leadership position to ensure that the beer category remains healthy. Our top commercial priorities include elevating the perception and health of our core brands, accelerating the growth of our premium and near beer portfolio, shaping in home consumption trends by driving the weight of returnable glass packaging within the off trade, and enhancing out of home consumption occasions by leveraging existing and new marketing assets.

As part of our revenue management strategy, we are using our complete portfolio of packs and brands to achieve attractive, more competitive consumer price points in this difficult environment. This includes growing our mix of returnable glass bottles (RGBs), especially in supermarkets where this format now accounts for more than 25% of our volume. In the short term, it offers consumers more affordable price points, and in the long term, it builds an economically viable competitive advantage. While RGBs have a negative impact on net revenue per hl, they are accretive for both EBITDA and margin. Our overall strategy continues to be to increase our prices in line with inflation, and pass on any tax increases over time.

In China, we continue to see industry weakness with estimated total industry volumes declining by approximately 3.8% in FY16, while our volumes contracted by only 1.2%. This resulted in approximately 45 bps of share gain on the back of our strategy to pursue long term growth in the most profitable core plus, premium and super premium segments due to growing number of urban middle class and affluent class consumer households. The combined volumes of our core plus, premium and super premium brands now account for over 55% of our total China volumes.

Revenue per hl grew by 2.5% in FY16 driven by the growth of our premium and our super premium portfolio, segments which have anywhere from 5 to 9 times the profitability of the core and value segments, as well as improved regional mix. EBITDA growth by 6.6% for the year was fueled by top line growth combined with favorable commodity prices, although our 4Q16 EBITDA year-over-year decline was explained by Chinese New Year stocking patterns and government incentives that were not comparable with the prior year.

Our beer volumes in Colombia contracted by 3.2% in 4Q16 as the business cycled a demanding prior year comparable. Revenue per hl benefitted from revenue management initiatives and favorable brand mix driven primarily by double-digit growth of the premium brand family Club Colombia. EBITDA margin contracted due to the adverse impact of foreign exchange rates on our imported commodities, adverse packaging mix, and the timing of certain marketing investments. We estimate that in 4Q16 the beer category gained a further 100 bps share of alcohol.

Our beer volumes in South Africa declined by 5% in the fourth quarter as a result of macroeconomic weakness and a sizable price increase, due to currency and commodity headwinds, which also resulted in an EBITDA decline. However, our premium brands, Castle Lite and Flying Fish, delivered solid volume growth.

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Brussels / 2 March 2017 / 7.00am CET

Highlights from other markets

Canada grew share marginally in the fourth quarter, despite industry weakness, largely due to the success of our global brands as well as Bud Light, which was the fastest growing brand in Canada. We also saw continued strong performances from our recently acquired businesses, with volume growth in the craft portfolio and near beer brands. We continue to balance our market share performance with revenue per hl growth in a competitive market, growing by low single digits on a full year basis.

In Peru, volumes were roughly flat in 4Q16. We saw continued growth of our share of alcohol and premiumization initiatives. Ecuador’s revenue declined double digit due to lower volumes, which remain under pressure following a recession exacerbated by an earthquake in April 2016 as well as the subsequent tax increases resulting in price adjustments.

Latin America South total volumes were down 2% in 4Q16 and down 5.6% in FY16 driven by consumption contraction in Argentina due to structural reforms implemented in the country, coupled with high inflation, which is the primary driver of our double digit revenue increases. Our EBITDA margin expanded over 200 bps in both the quarter and the year as a result of our cost management initiatives.

Within EMEA, Nigeria continues to experience double digit volume growth on the back of increased capacity and further market penetration. In 4Q16 Tanzania posted low-single digit total volumes decline in the fourth quarter due to pressure on consumers’ disposable incomes and as it cycles difficult comparables. Total volumes in Mozambique grew by low-single digits in 4Q16 as we grew market share, despite a difficult macroeconomic situation. In Zambia, an economic slowdown and lower consumer disposable income resulted in a double digit volume decline in 4Q16, despite improvements in our market share. Western Europe total volumes grew by low single digits this year, driven by market share gains in the majority of our markets, while Eastern Europe total volumes declined by high single digits in FY16 mainly due to industry weakness and share loss, following price increases mainly on value segment brands in Russia. Total European revenues grew by mid-single digits due to premiumization, largely through the continued growth of our global brand portfolio.

In Australia, we took over distribution rights for Budweiser, Stella Artois, and Corona, and other premium brands as part of the combination with SABMiller. As a result of the combination, we have become the market leader in the country, especially as Corona is the largest premium imported brand. Despite a soft 4Q16, we gained share in the country in FY16.

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Brussels / 2 March 2017 / 7.00am CET

CONSOLIDATED INCOME STATEMENT

Figure 4. Consolidated income statement (million USD)
	FY15	FY15	FY16	Organic
	Reported	Reference Base		growth

Revenue	43 604	46 928	45 517	2.4%
Cost of sales	-17 137	-18 344	-17 803	-1.8%
Gross profit	26 467	28 584	27 715	2.8%
SG&A	-13 732	-14 776	-15 171	-7.3%
Other operating income/(expenses)	1 032	1 074	732	-13.9%
Normalized profit from operations (normalized EBIT)	13 768	14 882	13 276	-2.9%
Non-recurring items above EBIT	136		-394
Net finance income/(cost)	-1 239		-5 208
Non-recurring net finance income/(cost)	-214		-3 356
Share of results of associates	10		16
Income tax expense	-2 594		-1 613
Profit from continuing operations	9 867		2 721
Discontinued operations results	-		48
Profit	9 867		2 769
Profit attributable to non-controlling interest	1 594		1 528

Profit attributable to equity holders of AB InBev	8 273		1 241

Normalized EBITDA	16 839	18 145	16 753	-0.1%
Normalized profit attributable to equity holders of AB InBev	8 513		4 853

	4Q15	4Q15	4Q16	Organic
	Reported	Reference Base		growth
Revenue	10 723	14 047	14 202	0.2%
Cost of sales	-4 031	-5 238	-5 407	-0.7%
Gross profit	6 692	8 809	8 795	0.0%
SG&A	-3 474	-4 518	-4 811	-3.3%
Other operating income/(expenses)	320	362	163	-51.7%
Normalized profit from operations (normalized EBIT)	3 539	4 653	4 148	-7.0%
Non-recurring items above EBIT	59		-117
Net finance income/(cost)	34		-2 037
Non-recurring net finance income/(cost)	-222		-510
Share of results of associates	-2		10
Income tax expense	-674		-553
Profit from continuing operations	2 734		941
Discontinued operations results	-		48
Profit	2 734		989
Profit attributable to non-controlling interest	447		589
Profit attributable to equity holders of AB InBev	2 287		400

Normalized EBITDA	4 313	5 619	5 248	-3.6%
Normalized profit attributable to equity holders of AB InBev	2 561		919

Revenue

Consolidated revenue grew by 2.4% in FY16, with revenue per hl growth of 4.5%. This result was driven by our revenue management initiatives and brand mix, as we continue to implement our premiumization strategies. On a constant geographic basis, revenue per hl grew by 4.1%. In 4Q16, revenue grew by 0.2% with revenue per hl growth of 3.9%. On a constant geographic basis revenue per hl grew by 3.1%.

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Cost of Sales (CoS)

Total CoS increased by 1.8% in FY16, and by 4.6% on a per hl basis. This increase was driven primarily by unfavorable foreign exchange transactional impacts, and product mix. On a constant geographic basis, CoS per hl increased by 4.4% in FY16. In 4Q16, CoS increased by 0.7%, with a CoS per hl increase of 5.2%, and 5.3% on a constant geographic basis.

Selling, General & Administrative Expenses (SG&A)

SG&A expenses increased by 7.3% in FY16 with increased support behind the long term growth of our brands, innovations and sales activations. The increased investments included further support for the growth of our global brands and our premiumization initiatives. In 4Q16, SG&A expenses increased by 3.3%.

Other operating income

Other operating income declined by 13.9% in FY16, and by 51.7% in 4Q16, due to lower government grants in China and Brazil.

Non-recurring items above EBIT

Figure 5. Non-recurring items above EBIT (million USD)
	4Q15	4Q16	FY15	FY16
Restructuring	-80	-231	-171	-323
Judicial settlement	-	-	-80	-
Acquisition costs / Business combinations	-51	-265	-55	-448
Business and asset disposal (including impairment losses)	190	379	442	377
Impact on profit from operations	59	-117	136	-394

Normalized profit from operations excludes negative non-recurring items of 394 million USD in FY16, primarily due to acquisition costs related to the combination with SABMiller, as well as restructuring costs, partly offset by gains on the disposal of a brewery in Mexico.

Net finance income/(cost)
Figure 6. Net finance income/(cost) (million USD)
	4Q15	4Q16	FY15	FY16
Net interest expense	-368	-1091	-1 466	-3 519
Net interest on net defined benefit liabilities	-29	-30	-118	-113
Accretion expense	-83	-242	-326	-648
Other financial results	514	-674	671	-928
Net finance income/(cost)	34	-2 037	-1 239	-5 208

Net finance costs (excluding non-recurring net finance costs) were 5 208 million USD in FY16 compared to 1 239 million USD in FY15. This increase was driven primarily by the additional net interest expenses resulting from the bond issuances in 1Q16 related to the funding of the SABMiller combination. Other financial results include a negative mark-to-market adjustment of 384 million USD in FY16, linked to the hedging of our share-based payment programs, compared to a gain of 844 million USD in FY15.

Net finance costs in 4Q16 include a negative mark-to-market adjustment of 633 million USD, linked to the hedging of our share-based payment programs, compared to a positive mark-to-market adjustment of 811 million USD in 4Q15.

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The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 7 below.

Figure 7. Share-based payment hedge
	4Q15	4Q16	FY15	FY16
Share price at the start of the period (Euro)	94.92	116.60	93.86	114.40
Share price at the end of the period (Euro)	114.40	100.55	114.40	100.55
Number of equity derivative instruments at the	35.5	53.5	35.5	53.5
end of the period (millions)

Non-recurring net finance income/(cost)
Figure 8. Non-recurring net finance income/(cost) (million USD)
	4Q15	4Q16	FY15	FY16
Mark-to-market (Grupo Modelo deferred share instrument)	503	-428	511	-304
Mark-to-market (Portion of the FX hedging of the purchase price of the combination with SABMiller that does not qualify for hedge accounting)	-688	266	-688	-2 693
Other mark-to-market (Restricted shares and euro bonds)	-18	-237	-18	39
Other	-19	-111	-19	-398
Non-recurring net finance income/(cost)	-222	-510	-214	-3 356

Non-recurring net finance costs were 3 356 million USD in FY16 compared to 214 million USD in FY15. Non-recurring net finance costs in FY16 include a negative mark-to-market adjustment of 2 693 million USD, related to the portion of the FX hedging of the purchase price of the combination with SABMiller that does not qualify for hedge accounting under IFRS rules.

The FY16 result also includes mark-to-market losses on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, and derivative instruments entered into to hedge part of the restricted shares issued in relation to the combination with SABMiller. The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 9, together with the opening and closing share prices.

Other non-recurring net finance costs of 398 million USD in FY16 mainly relate to commitment fees for the 2015 committed senior acquisition facilities, as well as costs linked to the early redemption of SABMiller bonds.

Figure 9. Deferred share instrument hedge & Restricted shares to be issued hedge
	4Q15	4Q16	FY15	FY16
Share price at the start of the period (Euro)	94.92	116.60	93.86	114.40
Share price at the end of the period (Euro)	114.40	100.55	114.40	100.55
Number of equity derivative instruments at the end of	23.1	38.1	23.1	38.1
the period (millions)

Income tax expense
Figure 10. Income tax expense (million USD)
	4Q15	4Q16	FY15	FY16
Income tax expense	674	553	2 594	1 613
Effective tax rate	19.8%	37.3%	20.8%	37.4%
Normalized effective tax rate	15.6%	28.6%	19.1%	20.9%

Income tax expense in 4Q16 was 553 million USD with a normalized effective tax rate (ETR) of 28.6%, compared to an income tax expense of 674 million USD in 4Q15 and a normalized ETR of 15.6%. The increase in the normalized ETR was mainly due to mark-to-market losses linked to the hedging of our share-based payment programs and change in country profit mix following the combination with SABMiller.

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The increase in the reported ETR from 20.8% in FY15 to 37.4% in FY16 is mainly due to the unfavorable impact on profit before tax of the negative mark-to-market adjustments related to the hedging of the purchase price of the combination with SABMiller.

Normalized Profit and Profit

Figure 11. Normalized Profit attribution to equity holders of AB InBev (million USD)
	4Q15	4Q16	FY15	FY16
Profit attributable to equity holders of AB InBev	2 287	400	8 273	1 241
Non-recurring items, after taxes, attributable to equity holders of AB InBev	51	57	26	304
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev	222	510	214	3 356
Discontinued operations results	-	-48	-	-48
Normalized profit attributable to equity holders of AB InBev	2 561	9 19	8 513	4 853

Normalized profit attributable to equity holders of AB InBev decreased to 919 million USD in 4Q16 from 2 561 million USD in 4Q15, which was mainly driven by the organic decline in EBITDA, higher net finance results and unfavorable currency translation, partly offset by lower income taxes. Normalized profit attributable to equity holders of AB InBev was 4 853 million USD in FY16, compared to 8 513 million USD in FY15.

Normalized and Basic EPS

Figure 12. Normalized EPS waterfall

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Figure 12 details the changes from FY15 to FY16 on normalized EPS

Normalized EPS declined from 5.20 USD per share in FY15 to 2.83 USD per share in FY16. 1.87 USD per share, or 79 % of the year over year change, resulted from changes outside of the ordinary course of business . 0.74 USD per share resulted from the funding of the SABMiller combination prior to the closing of the transaction and full consolidation of SABMiller in the group’s results. 0.39 USD per share resulted from foreign exchange translational gains on USD cash held in Mexico in FY15 that did not re-occur in FY16 and 0.74 USD per share relates to year over year changes on the non-cash mark to market adjustments relating to our share based payments.

Year over year changes in the ordinary course of business include the SABMiller results since completion of the combination and the post-closing acquisition funding cost. The net negative impact on our normalized EPS of 0.50 USD per share in the ordinary course of business is largely due to the foreign currency devaluation of 0.60 USD dollar per share.

Figure 13. Key components Normalized Earnings per share in USD
	4Q15	4Q16	FY15	FY16
Normalized EBIT attributable to equity holders of AB InBev[1]	1.70	2.25	7.00	7.52
Funding of SABMiller transaction post-closing		-0.29		-0.29
Other net finance costs[1]	-0.46	-0.52	-1.56	-1.80
Foreign exchange translation and other items		-0.26		-0.60
Income tax expense[1]	-0.23	-0.40	-1.19	-1.08
Pre-funding of SABMiller transaction pre-closing				-0.74
Mexico foreign exchange gains (non-cash item)	0.05	0.02	0.43	0.04
Mark-to-market (Hedging of our share-based payment programs)	0.50	-0.37	0.52	-0.22
Normalized EPS	1.56	0.43	5.20	2.83

1 at 2015 foreign exchange rate

Figure 13 provides the main drivers of our normalized EPS for FY16 and 4Q16 and the prior year period.

Figure 14. Earnings per share (USD)
	4Q15	4Q16	FY15	FY16
Basic earnings per share	1.40	0.21	5.05	0.72
Non-recurring items, after taxes, attributable to equity holder of AB InBev, per share	0.03	0.02	0.02	0.18
Non-recurring finance (income)/cost, after taxes, attributable to equity holders of AB InBev, per share	0.13	0.23	0.13	1.96
Discontinued operations results, per share	-	-0.03	-	-0.03
Normalized earnings per share	1.56	0.43	5.20	2.83

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 15. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	4Q15	4Q16	FY15	FY16
	Reported		Reported
Profit attributable to equity holders of AB InBev	2 287	400	8 273	1 241
Non-controlling interests	447	589	1 594	1 528
Profit	2 734	989	9 867	2 769
Discontinued operations results	-	-48	-	-48
Profit from continuing operations	2 734	941	9 867	2 721
Income tax expense	674	553	2 594	1 613
Share of result of associates	2	-10	-10	-16
Net finance (income)/cost	-34	2 037	1 239	5 208
Non-recurring net finance (income)/cost	222	510	214	3 356
Non-recurring items above EBIT (incl. non-recurring impairment)	-59	117	-136	394
Normalized EBIT	3 539	4 148	13 768	13 276
Depreciation, amortization and impairment	774	1 100	3 071	3 477
Normalized EBITDA	4 313	5 248	16 839	16 753

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Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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FINANCIAL POSITION

Figure 16. Cash Flow Statement (million USD)
	FY15	FY16
Operating activities
Profit	9 867	2 769
Interest, taxes and non-cash items included in profit	6 859	13 572
Cash flow from operating activities before changes in working capital and use of provisions	16 726	16 341

Change in working capital	1 786	173
Pension contributions and use of provisions	-449	-470
Interest and taxes (paid)/received	-3 964	-5 977
Dividends received	22	43
Cash flow from operating activities	14 121	10 110

Investing activities
Net capex	-4 337	-4 768
Acquisition of SABMiller, net of cash acquired	-	-65 166
Proceeds from SABMiller transaction-related divestitures	-	16 342
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-918	-792
Proceeds from the sale/(acquisition) of investment in short-term debt securities	169	-5 583
Proceeds from the sale of assets held for sale	397	146
Other	-241	-256
Cash flow from investing activities	-4 930	-60 077

Financing activities
Dividends paid	-7 966	-8 450
Net (payments on)/proceeds from borrowings	457	62 675
Net proceeds from the issue of share capital	5	-
Share buyback	-1 000	-
Other (including net finance cost other than interest)	-777	-3 494
Cash flow from financing activities	-9 281	50 731

Net increase/(decrease) in cash and cash equivalents	-90	764

AB InBev’s cash flow from operating activities was 10 110 million USD in FY16 compared to 14 121 million USD in FY15. The decline is mainly explained by unfavorable foreign exchange translational impacts, higher taxes and interest paid and a difficult comparable on working capital due to lower trade payables resulting from reduced production volumes in Brazil.

Net cash used in investing activities was 60 077 million USD in FY16 as compared to 4 930 million USD in FY15. Cash flow from investing activities is mainly impacted by the payment associated with the combination with SABMiller, net of the cash acquired and the proceeds from the announced divestitures of 16.3 billion USD.

AB InBev’s net capital expenditures amounted to 4 768 million USD in FY16 and 4 337 million USD in FY15. Out of the total FY16 capital expenditures approximately 50% was used to improve the company’s production facilities while 34% was used for logistics and commercial investments and 16% was used for improving administrative capabilities and purchase of hardware and software.

The cash inflow from AB InBev’s financing activities amounted to 50 731 million USD in FY16, as compared to a cash outflow of 9 281 million USD in FY15. The cash inflow from financing activities in FY16 reflects the funding of the combination with SABMiller.

AB InBev’s net debt increased to 108.0 billion USD as of 31 December 2016, from 42.2 billion USD as of 31 December 2015.

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Net debt to normalized EBITDA increased from 2.5x on a reported basis for the 12-month period ending 31 December 2015 to 5.5x on an amended basis for the 12-month period ending 31 December 2016, incorporating the Reference Base EBITDA of the combined group for 9M16 and the EBITDA result for 4Q16. The net debt to EBITDA calculation excludes any EBITDA from Central and Eastern Europe business and the stake in Distell. The results of CCBA are included as of July 2016 and will continue to be reported throughout AB InBev’s ownership of its stake in CCBA.

9M16 Normalized EBITDA (Reference Base)	14,385 million USD

4Q16 Normalized EBITDA	5,248 million USD

FY16 Normalized EBITDA	19,633 million USD

In connection with the combination with SABMiller, AB InBev entered into a 75.0 billion USD Committed Senior Facilities agreement dated 28 October 2015 (“2015 Senior Facilities Agreement”). The new financing consisted of a 10.0 billion USD Disposal Bridge Facility, a 15.0 billion USD Cash/DCM Bridge Facility A, a 15.0 billion USD Cash/DCM Bridge Facility B, a 25.0 billion USD Term Facility A, and a 10.0 billion USD Term Facility B. On 27 January 2016, AB InBev announced that it had cancelled 42.5 billion USD of its 75.0 billion USD Committed Senior Acquisition Facilities following approximately 47 billion USD of capital markets issuances in January 2016. On 4 April 2016, AB InBev announced that it had voluntarily cancelled a further 12.5 billion USD following the debt capital market issuances in March 2016 under its EMTN program. On 6 October 2016, the company drew down 8.0 billion USD under the Term Facility B and 10.0 billion USD under the Disposal Bridge Facility to finance the combination with SABMiller and announced that it had chosen to make an additional voluntary cancellation of 2.0 billion USD of the Term Facility B. On 20 October 2016, the company fully repaid and cancelled the Disposal Bridge Facility. As of 2 March 2017 the company still has 8.0 billion USD outstanding under the 2015 Senior Facilities Agreement.

As of 31 December 2016, the company had total liquidity of 23 054 million USD, which consisted of 9 billion USD available under committed long-term credit facilities and 14 054 million USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

Figure 17. Terms and debt repayment schedule as of 31 December 2016 (billion USD)

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PROPOSED FINAL DIVIDEND

Dividend Timeline
	Ex-coupon date	Record Date	Payment date
Euronext: ABI	02 May 2017	03 May 2017	04 May 2017

MEXBOL: ANB	02 May 2017	03 May 2017	04 May 2017

JSE: ANH	03 May 2017	05 May 2017	08 May 2017

NYSE: BUD (ADR program)	01 May 2017	03 May 2017	25 May 2017

Restricted Shares	02 May 2017	03 May 2017	04 May 2017

The AB InBev Board proposes a final dividend of 2.00 EUR per share, subject to shareholder approval at the AGM on 26 April 2017. When combined with the interim dividend of 1.60 EUR per share paid in November 2016, the total dividend for the fiscal year FY16 would be 3.60 EUR per share.

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NOTES

AB InBev’s 4Q16 and 4Q15 and FY16 and FY15 reported numbers are based on audited consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. The results of the CEE business are presented as “discontinued operations result”. Values in the figures and annexes may not add up, due to rounding.

Given the transformational nature of the transaction with SABMiller that closed on 10 October 2016, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 4Q15 segment reporting for purposes of this results announcement and internal review by senior management. This presentation (referred to as the “Reference Base”) includes, for comparative purposes, the results of the SABMiller business as if the combination had taken place at the beginning of 4Q15, but excluding the results of (i) those business sold since the combination was completed, including the joint venture stakes in MillerCoors and CR Snow, and the sale of the Peroni, Grolsch and Meantime brands and associated businesses in Italy, the Netherlands, the UK and internationally and (ii) the Central and Eastern Europe business and the stake in Distell for which binding sale agreements have been announced. The changes, effective 1 October 2016, include the former SABMiller geographies. Colombia, Peru, Ecuador, Honduras and El Salvador are reported together with Mexico as Latin America West, Panama is reported within Latin America North, Africa is reported together with Europe as EMEA, and Australia, India and Vietnam are reported within APAC.

4Q16 and FY16 EPS is based upon a weighted average of 1,943 million shares for 4Q16 and 1,717 million shares for FY16 compared to a weighted average of 1,639 million shares for 4Q15 and FY15. The variance in the weighted averaged between 4Q16 and FY16 is a result of the restricted shares issued in connection with the combination with SABMiller in 4Q16.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, among other things, statements relating to AB InBev’s business combination with SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the ability to realize synergies from the business combination with SABMiller, the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016 and the risks and uncertainties related to the combination with SABMiller described under “Risk Factors” in the Registration Statement on Form F-4 (“Form F-4”) filed with the SEC on 14 November 2016, as amended. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, the Form F-4 and other reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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The Fourth Quarter 2016 (4Q16) financial data set out in Figure 1 (except for the volume information), Figures 4 to 6, 8, 10, 11, 13 to 16 of this press release have been extracted from the group’s audited consolidated financial statements as of and for the twelve months ended 31 December 2016, which have been audited by our statutory auditors Deloitte Bedrijfsrevisoren BCVBA in accordance with International Standards on Auditing as applied in Belgium and resulted in an unqualified audit opinion. Financial data included in Figures 3, 7, 9, 12 and 17 have been extracted from the underlying accounting records as of and for the twelve months ended 31 December 2016 (except for the volume information).

The 2016 Reference Base information is based in part on certain assumptions that AB InBev believes are reasonable under the circumstances. The 2016 Reference Base information is presented for illustrative purposes only and does not necessarily reflect the results of operations or the financial position of the combined former AB InBev and SABMiller groups that would have resulted had the combination occurred on 8 October 2015, or project the results of operations or financial position of the combined group for any future date or period. The 2016 Reference Base information is not pro forma financial information, and has not been prepared in accordance with Article 11 of Regulation S-X promulgated by the U.S. Securities and Exchange Commission. It is therefore not consistent in terms of content and presentation with pro forma financial information that would be included in reports filed under Sections 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended.

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CONFERENCE CALL AND WEBCAST

Press Conference:

10.30 am CET – Global Headquarters, Leuven, Belgium

Investor Conference call and Webcast on Thursday, March 2, 2017:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode):

http://event.on24.com/wcc/r/1341512-1/4EBA9144BD3D604E770B2688DDF5F1BE

Conference call (with interactive Q&A):

http://www.directeventreg.com/registration/event/11943410

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Marianne Amssoms	Henry Rudd
Tel: +1-212-573-9281	Tel: +1-212-503-2890
E-mail: marianne.amssoms@ab-inbev.com	E-mail: henry.rudd@ab-inbev.com

Kathleen Van Boxelaer	Mariusz Jamka
Tel: +32-16-27-68-23	Tel: +32-16-27-68-88
E-mail: kathleen.vanboxelaer@ab-inbev.com	E-mail: mariusz.jamka@ab-inbev.com

Lauren Abbott
Tel: +1-212-573-9287
E-mail: lauren.abbott@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Chernigivske®, Cristal®, Harbin®, Jupiler®, Klinskoye®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, Sibirskaya Korona® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 200,000 employees based in more than 50 countries worldwide. For 2016, AB InBev’s reported revenue was 45.5 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	FY15 Reference Base	Scope	Currency translation	Organic growth	FY16	Organic growth
Total volumes (thousand hls)	502 246	8 118	-	-10 121	500 242	-2.0%
of which AB InBev own beer	439 158	939	-	-6 171	433 925	-1.4%
Revenue	46 928	337	-2 852	1 104	45 517	2.4%
Cost of sales	-18 344	-99	954	-314	-17 803	-1.8%
Gross profit	28 584	238	-1 898	790	27 715	2.8%
SG&A	-14 776	-302	988	-1 080	-15 171	-7.3%
Other operating income/(expenses)	1 074	-153	-59	-129	732	-13.9%
Normalized EBIT	14 882	-217	-970	-419	13 276	-2.9%
Normalized EBITDA	18 145	-184	-1 199	-9	16 753	-0.1%
Normalized EBITDA margin	38.7%				36.8%	-92 bps
North America	FY15	Scope	Currency	Organic	FY16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	118 151	671	-	-1 932	116 890	-1.6%
Revenue	15 603	143	-66	18	15 698	0.1%
Cost of sales	-6 122	-50	16	298	-5 858	4.9%
Gross profit	9 481	94	-50	316	9 841	3.3%
SG&A	-4 113	-108	24	-241	-4 438	-5.9%
Other operating income/(expenses)	50	-15	-	4	39	9.2%
Normalized EBIT	5 418	-30	-26	78	5,441	1.5%
Normalized EBITDA	6 172	-19	-28	125	6 250	2.0%
Normalized EBITDA margin	39.6%				39.8%	76 bps
Latin America West	FY15	Scope	Currency	Organic	FY16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	61 096	-1 087	-	3 609	63 618	6.0%
Revenue	5 396	-55	-648	494	5 188	9.3%
Cost of sales	-1 486	21	182	-188	-1 470	-13.0%
Gross profit	3 912	-34	-466	306	3 718	7.9%
SG&A	-1 898	44	236	-187	-1 805	-10.1%
Other operating income/(expenses)	241	-159	-11	4	75	4.7%
Normalized EBIT	2 256	-149	-241	123	1 988	5.8%
Normalized EBITDA	2 680	-153	-294	143	2 376	5.6%
Normalized EBITDA margin	49.7%				45.8%	-160 bps
Latin America North	FY15	Scope	Currency	Organic	FY16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	124 105	1 210	-	-7 304	118 012	-5.9%
Revenue	9 156	159	-493	-362	8 461	-3.9%
Cost of sales	-3 059	-85	179	-205	-3 169	-6.6%
Gross profit	6 098	74	-314	-567	5 291	-9.2%
SG&A	-2 626	-34	156	-113	-2 618	-4.3%
Other operating income/(expenses)	561	2	-22	-214	328	-38.1%
Normalized EBIT	4 032	42	-180	-893	3 001	-22.0%
Normalized EBITDA	4 727	42	-224	-794	3 751	-16.7%
Normalized EBITDA margin	51.6%				44.3%	-686 bps

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

Latin America South	FY15 Reference Base	Scope	Currency translation	Organic growth	FY16	Organic growth
Total volumes (thousand hls)	34 009	41	-	-1 893	32 158	-5.6%
Revenue	3 331	5	-1 051	565	2 850	16.9%
Cost of sales	-1 148	-3	312	-88	-927	-7.6%
Gross profit	2 184	2	-739	477	1 923	21.8%
SG&A	-780	1	291	-216	-704	-27.8%
Other operating income/(expenses)	7	-	-12	25	20	-
Normalized EBIT	1 411	3	-460	286	1 240	20.2%
Normalized EBITDA	1 592	3	-537	372	1 431	23.4%
Normalized EBITDA margin	47.8%				50.2%	263 bps
EMEA	FY15 Reference Base	Scope	Currency translation	Organic growth	FY16	Organic growth
Total volumes (thousand hls)	69 158	7 859	-	-1 670	75 348	-2.4%
of which AB InBev own beer	56 887	-184	-	-649	56 054	-1.1%
Revenue	5 638	420	-286	237	6 010	4.2%
Cost of sales	-2 348	-281	126	-86	-2 590	-3.7%
Gross profit	3 290	140	-160	151	3 421	4.6%
SG&A	-2 017	-100	95	-140	-2 163	-6.9%
Other operating income/(expenses)	30	8	-1	7	44	16.8%
Normalized EBIT	1 305	48	-67	17	1 302	1.3%
Normalized EBITDA	1 723	71	-85	65	1 774	3.7%
Normalized EBITDA margin	30.6%				29.5%	-14 bps
Asia Pacific	FY15	Scope	Currency	Organic	FY16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	93 203	153	-	-1 079	92 278	-1.2%
Revenue	6 220	8	-245	92	6 074	1.5%
Cost of sales	-2 993	6	127	6	-2 855	0.2%
Gross profit	3 226	14	-118	98	3 220	3.0%
SG&A	-2 380	-23	103	-62	-2 364	-2.6%
Other operating income/(expenses)	148	-3	-6	-8	131	-5.6%
Normalized EBIT	994	-12	-22	28	987	2.8%
Normalized EBITDA	1 625	-12	-55	87	1 645	5.4%
Normalized EBITDA margin	26.1%				27.1%	99 bps
Global Export and Holding	FY15	Scope	Currency	Organic	FY16	Organic
Companies			translation	growth		growth
Total volumes (thousand hls)	2 522	-730	-	147	1 940	8.2%
Revenue	1 582	-343	-63	60	1 237	5.4%
Cost of sales	-1 190	292	12	-51	-935	-6.1%
Gross profit	393	-50	-51	9	302	3.2%
SG&A	-961	-82	83	-121	-1 080	-12.2%
Other operating income/(expenses)	34	14	-6	54	96	-
Normalized EBIT	-534	-118	26	-57	-683	-8.5%
Normalized EBITDA	-373	-115	24	-9	-474	-1.7%

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

Annex 2
AB InBev Worldwide	4Q15 Reference Base	Scope	Currency translation	Organic growth	4Q16	Organic growth
Total volumes (thousand hls)	156 353	8 262	-	-5 176	159 439	-3.3%
of which AB InBev own beer	127 733	115	-	-3 873	123 975	-3.0%
Revenue	14 047	397	-274	32	14 202	0.2%
Cost of sales	-5 238	-189	54	-36	-5 407	-0.7%
Gross profit	8 809	208	-219	-4	8 795	-
SG&A	-4 518	-224	83	-151	-4 811	-3.3%
Other operating income/(expenses)	362	-50	16	-163	163	-51.7%
Normalized EBIT	4 653	-66	-120	-319	4 148	-7.0%
Normalized EBITDA	5 619	-42	-131	-198	5 248	-3.6%
Normalized EBITDA margin	40.0%				37.0%	-152 bps
North America	4Q15	Scope	Currency	Organic	4Q16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	27 317	186	-	-963	26 539	-3.5%
Revenue	3 644	42	1	-70	3 616	-1.9%
Cost of sales	-1 449	-21	-	94	-1 376	6.5%
Gross profit	2 195	20	1	23	2 239	1.0%
SG&A	-1 017	-27	-1	-10	-1 054	-1.0%
Other operating income/(expenses)	25	-7	-	-21	-3	-85.3%
Normalized EBIT	1 203	-13	1	-8	1 182	-0.7%
Normalized EBITDA	1 400	-10	-	2	1 393	0.1%
Normalized EBITDA margin	38.4%				38.5%	82 bps
Latin America West	4Q15	Scope	Currency	Organic	4Q16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	28 675	-	-	634	29 309	2.2%
Revenue	2 355	-	-159	115	2 311	4.9%
Cost of sales	-639	2	45	-57	-648	-8.9%
Gross profit	1 717	3	-114	58	1 662	3.4%
SG&A	-762	7	54	-21	-722	-2.8%
Other operating income/(expenses)	71	-60	-	-7	5	-57.7%
Normalized EBIT	1 026	-50	-60	30	946	3.1%
Normalized EBITDA	1 184	-54	-71	29	1 087	2.5%
Normalized EBITDA margin	50.3%				47.0%	-108 bps
Latin America North	4Q15	Scope	Currency	Organic	4Q16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	35 940	335	-	-2 388	33 888	-6.6%
Revenue	2 547	50	368	-235	2 730	-9.2%
Cost of sales	-757	-24	-142	-51	-973	-6.6%
Gross profit	1 791	25	227	-286	1 757	-15.9%
SG&A	-602	-11	-133	-15	-763	-2.5%
Other operating income/(expenses)	163	1	28	-149	43	-91.3%
Normalized EBIT	1 350	16	121	-450	1 037	-33.1%
Normalized EBITDA	1 510	16	160	-439	1 247	-28.9%
Normalized EBITDA margin	59.3%				45.7%	-1286 bps

ab-inbev.com

Press release

Brussels / 2 March 2017 / 7.00am CET

Latin America South	4Q15	Scope	Currency	Organic	4Q16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	10 065	2	-	-206	9 861	-2.0%
Revenue	1 046	-	-334	228	942	21.8%
Cost of sales	-317	-	87	-57	-287	-18.1%
Gross profit	731	-	-247	171	655	23.4%
SG&A	-228	1	81	-62	-209	-27.3%
Other operating income/(expenses)	7	-	-6	10	11	-
Normalized EBIT	509	1	-172	119	457	23.4%
Normalized EBITDA	557	1	-195	152	515	27.2%
Normalized EBITDA margin	53.3%				54.7%	233 bps
EMEA	4Q15	Scope	Currency	Organic	4Q16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	34 554	8 080	-	-1 431	41 204	-4.1%
of which AB InBev own beer	23 486	38	-	-633	22 891	-2.7%
Revenue	2 505	434	-127	96	2 909	3.8%
Cost of sales	-1 061	-278	46	-26	-1 320	-2.5%
Gross profit	1 443	156	-81	70	1 589	4.8%
SG&A	-783	-97	32	-66	-915	-8.5%
Other operating income/(expenses)	15	2	-1	11	28	64.0%
Normalized EBIT	675	62	-49	15	701	2.1%
Normalized EBITDA	841	84	-55	47	918	5.5%
Normalized EBITDA margin	33.6%				31.5%	55 bps
Asia Pacific	4Q15	Scope	Currency	Organic	4Q16	Organic
	Reference Base		translation	growth		growth
Total volumes (thousand hls)	19 071	-135	-	-881	18 055	-4.7%
Revenue	1 603	-16	-24	-80	1 483	-5.0%
Cost of sales	-757	21	20	22	-694	2.9%
Gross profit	846	5	-4	-58	789	-6.9%
SG&A	-706	-28	21	1	-714	0.2%
Other operating income/(expenses)	54	-1	1	-58	-4	-
Normalized EBIT	193	-24	17	-115	71	-65.4%
Normalized EBITDA	379	-24	9	-101	263	-28.0%
Normalized EBITDA margin	23.6%				17.7%	-551 bps
Global Export and Holding	4Q15	Scope	Currency	Organic	4Q16	Organic
Companies	Reference Base		translation	growth		growth
Total volumes (thousand hls)	729	-206	-	59	582	11.3%
Revenue	346	-114	1	-21	212	-12.5%
Cost of sales	-260	112	-2	40	-108	34.5%
Gross profit	86	-1	-1	19	104	35.1%
SG&A	-417	-69	31	21	-434	4.7%
Other operating income/(expenses)	27	13	-6	50	83	-
Normalized EBIT	-304	-57	23	89	-247	25.4%
Normalized EBITDA	-252	-55	22	111	-175	37.0%

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